Exhibit 8.1

List of principal subsidiaries and VIEs of the Registrant

Subsidiaries	Place of Incorporation
Sunlands Online Education HK Limited	Hong Kong
Wuhan Studyvip Online Education Co. Limited	PRC
Hubei Zhidao Online Education Technology Co., Ltd. (formerly known as Wuhan Shangde Online Education Technology Co., Ltd. and Wuhan Zhidao Online Education Technology Co., Ltd.)	PRC
Beijing Yuanchilaxiang Education Technology Co., Ltd.	PRC
Beijing Feibian Education Technology Co., Ltd.	PRC

VIE
Beijing Lingding Management Consulting Co., Ltd.	PRC

VIE’s subsidiaries
Hubei Shufan Education Technology Co., Ltd. (formerly known as Shufan Education Technology (Wuhan) Co., Ltd. and Xiangyang Shufan Education Technology Co., Ltd.)	PRC
Hubei Fangtang Technology Co., Ltd. (formerly known as Wuhan Fangtang Technology Co., Ltd.)	PRC
Hubei Houduan Yuanli Technology Co., Ltd.	PRC